Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of WiMi Hologram Cloud Inc. on Form F-3 of our report dated May 16, 2022, with respect to our audit of the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows of WiMi Hologram Cloud Inc. for the year ended December 31, 2021 appearing in the Annual Report on Form 20-F of WiMi Hologram Cloud Inc. for the year ended December 31, 2023. We were dismissed as auditors on June 25, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Friedman LLP

Friedman LLP
New York, New York
August 9, 2024